STATEMENT OF INVESTMENTS

Dreyfus Basic Us Mortgage Securities Fund
September 30, 2008 (Unaudited)

Bonds and Notes--145.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--14.4%				
Capital Auto Receivables Asset				
Trust, Ser. 2008-2, Cl. A2A	3.74	3/15/11	400,000	397,135
Capital Auto Receivables Asset				
Trust, Ser. 2006-2, Cl. A3A	4.98	5/15/11	516,768	511,534
Capital Auto Receivables Asset				
Trust, Ser. 2006-1, Cl. A3	5.03	10/15/09	132,934	132,977
Capital Auto Receivables Asset				
Trust, Ser. 2007-3, Cl. A2A	5.11	11/16/09	132,565	132,557
Daimler Chrysler Auto Trust,				
Ser. 2006-D, Cl. A3	4.98	2/8/11	238,450	237,940
Daimler Chrysler Auto Trust,				
Ser. 2006-A, Cl. A3	5.00	5/8/10	351,386	352,170
Ford Credit Auto Owner Trust,				
Ser. 2008-C, Cl. A2A	3.72	1/15/11	450,000	443,763
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. A4	4.38	1/15/10	313,175	312,831
Ford Credit Auto Owner Trust,				
Ser. 2006-A, Cl. A3	5.05	3/15/10	69,032	69,046
Ford Credit Auto Owner Trust,				
Ser. 2006-B, Cl. A3	5.26	10/15/10	159,134	159,441
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. A2A	5.42	4/15/10	484,368	485,442
Honda Auto Receivables Owner				
Trust, Ser. 2008-1, Cl. A2	3.77	9/20/10	360,000	356,002
Honda Auto Receivables Owner				
Trust, Ser. 2005-3, Cl. A4	4.03	12/20/10	311,191	311,209
Honda Auto Receivables Owner				
Trust, Ser. 2005-2, Cl. A4	4.15	10/15/10	152,371	152,401
Honda Auto Receivables Owner				
Trust, Ser. 2005-5, Cl. A4	4.69	2/15/11	413,034	413,476
Honda Auto Receivables Owner				
Trust, Ser. 2006-1, Cl. A3	5.07	2/18/10	86,617	86,790
Honda Auto Receivables Owner				
Trust, Ser. 2007-1, Cl. A3	5.10	3/18/11	722,972	723,282
Honda Auto Receivables Owner				
Trust, Ser. 2006-3, Cl. A3	5.12	10/15/10	361,529	362,174
Honda Auto Receivables Owner				
Trust, Ser. 2006-2, Cl. A3	5.30	7/21/10	61,532	61,735
Nissan Auto Receivables Owner				
Trust, Ser. 2005-B, Cl. A4	4.18	10/15/10	91,355	91,166
Nissan Auto Receivables Owner				
Trust, Ser. 2005-C, Cl, A4	4.31	3/15/11	191,468	190,872
Nissan Auto Receivables Owner				
Trust, Ser. 2006-A, Cl. A3	4.74	9/15/09	17,415	17,433
Nissan Auto Receivables Owner				
Trust, Ser. 2006-A, Cl. A4	4.77	7/15/11	925,000	921,424
Nissan Auto Receivables Owner				
Trust, Ser. 2007-A, Cl. A3	5.10	11/15/10	700,000	701,844
Nissan Auto Receivables Owner				
Trust, Ser. 2006-B, Cl. A3	5.16	2/15/10	23,600	23,654

Nissan Auto Receivables Owner Trust, Ser. 2006-B, Cl. A4	5.22	11/15/11	300,000	300,284
USAA Auto Owner Trust, Ser. 2005-4, Cl. A4	4.89	8/15/12	800,000	800,170
USAA Auto Owner Trust, Ser. 2008-1, Cl. A2	4.27	10/15/10	204,106	204,055
USAA Auto Owner Trust, Ser. 2005-3, Cl. A4	4.63	5/15/12	525,000	517,716
USAA Auto Owner Trust, Ser. 2005-4, Cl. A3	4.83	4/15/10	70,618	70,668
USAA Auto Owner Trust, Ser. 2006-1, Cl. A3	5.01	9/15/10	62,593	62,730
USAA Auto Owner Trust, Ser. 2006-3, Cl. A3	5.36	2/15/11	270,390	271,402
USAA Auto Owner Trust, Ser. 2007-1, Cl. A2	5.40	4/15/10	47,937	48,050
USAA Auto Owner Trust, Ser. 2007-1, Cl. A3	5.43	10/17/11	500,000	501,875
Volkswagen Auto Loan Enhanced Trust, Ser. 2007-1, Cl. A3	5.20	1/20/10	385,179	386,245
WFS Financial Owner Trust, Ser. 2004-3, Cl. C	3.60	2/17/12	27,758	27,744
WFS Financial Owner Trust, Ser. 2005-3, Cl. A4	4.39	5/17/13	404,084	401,629
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	250,000	249,303
				11,490,169
Asset-Backed Ctfs./Credit Cards--3.5%				
American Express Credit Account Master Trust, Ser. 2004-3, Cl. A	4.35	12/15/11	90,000	89,919
American Express Credit Account Master Trust, Ser. 2004-4, Cl. A	4.65	3/15/12	125,000 a	123,591
Bank One Issuance Trust, Ser. 2004-A1, Cl. A1	3.45	10/17/11	725,000	722,247
Bank One Issuance Trust, Ser. 2003-A9, Cl. A9	3.86	6/15/11	650,000	649,971
Citibank Credit Card Issuance Trust, Ser. 2006-A2, Cl. A2	4.85	2/10/11	295,000	295,330
Citibank Credit Card Issuance Trust, Ser. 2006-A5, Cl. A5	5.30	5/20/11	680,000	683,158
MBNA Credit Card Master Note Trust, Ser. 2006-A1, Cl. A1	4.90	7/15/11	225,000	225,356
				2,789,572
Asset-Backed Ctfs./Home Equity Loans--2.7%				
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	530,786 a	524,453
Citigroup Mortgage Loan Trust, Ser. 2007-AHL1, Cl. A2A	3.25	12/25/36	278,447 a	256,949
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M5	6.92	9/25/37	125,000	15,392
Equivantage Home Equity Loan Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	364,556	273,804
JP Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1	3.31	4/25/37	696,753 a	637,532

JP Morgan Mortgage Acquisition,				
Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	312,300 a	93,112
Morgan Stanley ABS Capital I,				
Ser. 2007-HE2, Cl. A2A	3.25	1/25/37	401,332 a	379,003
				2,180,245
Commercial Mortgage Pass-Through Ctfs.--.7%				
Bayview Commercial Asset Trust,				
Ser. 2006-SP2, Cl. A	3.49	1/25/37	359,373 a,b	289,691
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. F	2.97	3/6/20	325,000 a,b	297,723
				587,414
Residential Mortgage Pass-Through Ctfs.--4.0%				
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2005-31, Cl. 2A1	5.48	1/25/36	152,084 a	133,187
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2002-19, Cl. B1	5.97	11/25/32	440,016 a	352,395
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	1,009,053	870,859
GMAC Mortgage Corp. Loan Trust,				
Ser. 2004-J1, Cl. M3	5.50	4/25/34	751,014	229,023
GSR Mortgage Loan Trust,				
Ser. 2004-12, Cl. 2A2	6.10	12/25/34	287,597 a	245,667
J.P. Morgan Alternative Loan				
Trust, Ser. 2007-A1, Cl. 1A2A	3.27	3/25/37	493,028 a	369,988
JP Morgan Mortgage Trust,				
Ser. 2003-A1, Cl. 1A1	4.35	10/25/33	445,617 a	426,992
JP Morgan Mortgage Trust,				
Ser. 2007-A1, Cl. 3A1	5.00	7/25/35	400,504 a	370,412
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	322,990 a	221,898
				3,220,421
U.S. Government Agencies/Mortgage-Backed--118.7%				
Federal Home Loan Mortgage Corp.:				
5.50%, 3/1/38 - 4/1/38			2,958,495 c	2,945,593
Stripped Security, Interest				
Only Class, Ser. 1987,				
Cl. PI, 7.00%, 9/15/12			17,620 c,d	1,387
Federal National Mortgage Association:				
5.00%			8,115,000 c,e	7,908,319
5.50%			8,640,000 c,e	8,617,052
6.50%			2,440,000 c	2,502,144
5.00%, 1/1/18 - 4/1/20			1,622,209 c	1,619,424
6.00%, 9/1/38			892,300 c	904,818
6.12%, 4/1/09			242,744 c	242,564
Government National Mortgage Association I:				
6.00%			2,765,000 e	2,793,946
6.50%			6,380,000 e	6,530,530
5.00%, 5/15/33 - 10/15/35			6,471,166	6,361,438
5.50%, 6/15/20 - 10/15/35			15,309,215	15,364,980
6.00%, 10/15/19 - 9/15/38			14,100,381	14,322,630
6.50%, 10/15/10 - 9/15/31			15,116	15,629
7.00%, 1/15/24 - 2/15/24			57,475	60,772
7.50%, 12/15/23			7,317	7,898
8.00%, 1/15/22 - 12/15/22			150,465	164,809

8.50%, 1/15/20 - 3/15/22	23,761	26,255
9.00%, 11/15/19 - 11/15/22	10,107	11,120
9.50%, 9/15/19 - 10/15/20	7,435	8,292
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	282,883	281,240
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	481,091	476,505
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,009,975	1,004,674
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	494,357	491,744
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	365,110	364,226
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	534,636	533,232
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	2,904,000	2,942,536
Government National Mortgage Association II:		
5.00%, 9/20/33 - 7/20/35	3,387,057	3,312,209
5.50%, 1/20/34 - 1/20/36	4,729,477	4,725,579
6.00%, 6/20/35 - 10/22/38	9,345,554	9,479,433
6.50%, 6/20/31 - 7/20/31	297,063	305,383
7.00%, 12/20/27 - 8/20/31	508,631	532,660
9.00%, 1/20/20 - 7/20/25	19,804	21,763
9.50%, 9/20/21 - 12/20/21	8,771	10,200
		94,890,984
U.S. Treasury Notes--1.2%		
3.50%, 8/15/09	169,000 f,g	171,324
4.50%, 2/28/11	115,000 g	121,693
4.63%, 7/31/12	655,000 g	701,976
		994,993
Total Bonds and Notes		
(cost $118,478,197)		**116,153,798**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD LIBOR-BBA Interest Rate, June 2009 @ 2.50 (cost $19,813)	5,300,000 h	**1,213**

Short-Term Investments--2.6%	Principal Amount ($)	Value ($)
U.S. Government Agencies--2.5%		
Federal Home Loan Bank, 1.50%, 10/15/08	2,000,000	**1,998,833**
U.S. Treasury Bills--.1%		
0.27%, 1/2/09	55,000 f	**54,875**
Total Short-Term Investments		
(cost $2,053,795)		**2,053,708**

Other Investment--.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $217,000)	217,000 i	**217,000**
Investment of Cash Collateral for		

Securities Loaned--.2%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $188,564)	188,564 i	**188,564**
Total Investments (cost $120,957,369)	**148.3%**	**118,614,283**
Liabilities, Less Cash and Receivables	**(48.3%)**	**(38,622,736)**
Net Assets	**100.0%**	**79,991,547**

LIBOR-BBA- London Interbank Offered Rate British Bankers' Association

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2008, these
securities amounted to $587,414 or 0.7% of net assets.

c   On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and
Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.

d   Notional face amount shown.

e   Purchased on a forward commitment basis.

f   All or partially held by a broker as collateral for open financial futures positions.

g   All or a portion of these securities are on loan. At September 30, 2008, the total market value of the fund's
securities on loan is $184,693 and the total market value of the collateral held by the fund is $188,564.

h   Non-income producing security.

i   Investment in affiliated money market mutual fund.

At September 30, 2008, the aggregate cost of investment securities for income tax purposes was $120,957,369.
Net unrealized depreciation on investments was $2,344,211 of which $285,931 related to appreciated investment securities
and $2,630,142 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2008 (Unaudited)

Financial Futures Long	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 9/30/2008 ($)
U.S. Treasury 2 Year Notes	58	12,379,375	December 2008	81,562
U.S. Treasury 5 Year Notes	40	4,489,375	December 2008	(64,750)
Financial Futures Short				
U.S. Treasury 10 Year Notes	119	(13,640,375)	December 2008	140,477
				157,289

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.
The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	405,564	157,289
Level 2 - Other Significant Observable Inputs	118,208,719	(58,649)
Level 3 - Significant Unobservable Inputs	0	0
Total	118,614,283	98,640

*Other financial instruments include derivative instruments, such as futures, forward currency
exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.

STATEMENT OF OPTIONS WRITTEN

September 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)		Value ($)
Call Options:			
5-Year Floor USD LIBOR-BBA, Swaption	849,000	a	(1,669)
5-Year Floor USD LIBOR-BBA, Swaption	865,000	a	(1,328)
10-Year Floor USD LIBOR-BBA, Swaption	428,000	a	(7,330)
5-Year Floor USD LIBOR-BBA, Swaption	802,000	a	(6,019)
Put Options:			
5-Year Floor USD LIBOR-BBA, Swaption	849,000	a	(3,671)
5-Year Floor USD LIBOR-BBA, Swaption	865,000	a	(20,504)
10-Year Floor USD LIBOR-BBA, Swaption	428,000	a	(4,878)
5-Year Floor USD LIBOR-BBA, Swaption	802,000	a	(13,250)
(Premiums received $57,524)			**(58,649)**

LIBOR-BBA- London Interbank Offered Rate British Bankers' Association

a   Non-income producing security.